UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2014

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of Registrant’s name into English)

7 SANHEDRIN BOULEVARD,

NORTH INDUSTRIAL ZONE, YAVNE 8110101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Attached hereto and incorporated by reference herein are the following documents:

1.	Press release issued by the Registrant on, and dated, May 1, 2014, and entitled “Orbotech Announces First Quarter 2014 Results”.

2.	Registrant’s Condensed Consolidated Balance Sheets at March 31, 2014.

3.	Registrant’s Condensed Consolidated Statements of Income for the Three Months ended March 31, 2014.

4.	Registrant’s Condensed Consolidated Statements of Cash Flows for the Three Months ended March 31, 2014.

5.	Registrant’s Reconciliation of GAAP to non-GAAP Results from Continuing Operations for the Three Months ended March 31, 2014.

*  *  *  *  *  *

Except as set forth below, the information on this Form 6-K, including the exhibits attached hereto, shall not be deemed ‘filed’ for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934.

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124, Registration No. 333-12692, Registration No. 333-127979, Registration No. 333-154394 and Registration No. 333-169146) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

FOR IMMEDIATE RELEASE

ORBOTECH ANNOUNCES FIRST QUARTER 2014 RESULTS

•	2014 first quarter:
•	Revenues: $104.8 million
•	Gross margin: 43.6%
•	Non-GAAP net income: $0.19 per share (diluted)
•	GAAP net income: $0.15 per share (diluted)

•	2014 second quarter:
•	Revenue guidance: approximately $110 - $115 million

YAVNE, ISRAEL — May 1, 2014 — ORBOTECH LTD. (NASDAQ/GSM SYMBOL: ORBK) today announced its consolidated financial results for the first quarter ended March 31, 2014.

Revenues for the first quarter of 2014 totaled $104.8 million, compared to $122.2 million in the fourth quarter, and $95.5 million in the first quarter, of 2013. GAAP net income for the first quarter of 2014 was $6.3 million, or $0.15 per share (diluted), compared to GAAP net income of $12.6 million, or $0.30 per share (diluted), in the fourth quarter of 2013 and GAAP net income of $5.0 million, or $0.11 per share (diluted), in the first quarter of 2013.

Commenting on the results, Asher Levy, Chief Executive Officer, said: “We are pleased to report a good opening to 2014. While the PCB industry experienced a low level of production utilization in certain segments during the first quarter, our FPD business experienced a very strong quarter, with over $65 million in new bookings for our recently introduced products, expected to be delivered mainly in late 2014 and early 2015. This was driven, in turn, by large planned investments in China for anticipated demand for small to midsize electronic devices and a consumer trend towards larger LCD television screens. We expect this FPD booking trend to continue into the second quarter. During the quarter, we also recorded initial revenues from our plasma-enhanced chemical vapor deposition (PECVD) tool for the recovering solar energy industry, which we believe continues to offer a significant opportunity for Orbotech.

Mr. Levy added: “In terms of the Company’s capital allocation, during the quarter we announced, and commenced, a new share repurchase program in the amount of $30 million. At the same time, we are continuing to pursue additional opportunities within the electronic component manufacturing and other adjacent industries.”

Non-GAAP net income for the first quarter of 2014 was $8.2 million, or $0.19 per share (diluted), compared to non-GAAP net income of $6.8 million, or $0.16 per share (diluted), in the first quarter of 2013. A reconciliation of each of the Company’s non-GAAP measures to the comparable GAAP measure is included at the end of this press release.

In the Company’s Production Solutions for Electronics Industry segment, sales of equipment to the printed circuit board industry were $41.5 million in the first quarter of 2014, compared to $45.3 million in the fourth quarter, and $47.4 million in the first quarter, of 2013; and sales of equipment to the flat panel display industry were $23.1 million in the first quarter of 2014, compared to $37.2 million in the fourth quarter, and $13.2 million in the first quarter, of 2013. In the Company’s Recognition Software segment, sales were $1.4 million in the first quarter of 2014, compared to $1.7 million in the fourth quarter, and $1.8 million in the first quarter, of 2013; and the Company also recorded initial revenues of $1.8 million in the first quarter of 2014 in its Solar Energy segment.

In addition, service revenue for the first quarter of 2014 was $37.0 million, compared to $38.0 million in the fourth quarter, and $33.1 million in the first quarter, of 2013.

The Company completed the first quarter of 2014 with cash, cash equivalents, short-term bank deposits and marketable securities of approximately $211.6 million.

To date, the Company has repurchased approximately 520,000 of its Ordinary Shares, at a cost of approximately $7.7 million, under the new share repurchase program approved by the Board of Directors and announced and commenced in the first quarter of 2014. Pursuant to this program, the Company will continue to repurchase shares up to the approved total of $30 million. Such purchases will be subject, among other things, to the share price and market conditions and will be made in accordance with all applicable laws and regulations. To date, under the current repurchase program and the repurchase program approved in November 2012, the Company has repurchased an aggregate amount of approximately 2,960,000 of its Ordinary Shares, at a total cost of approximately $35.5 million.

The Company continues to remain focused on enhancing long-term shareholder value.

An earnings conference call for the Company’s first quarter 2014 results is scheduled for Thursday, May 1, 2014, at 9:00 a.m. EDT. The dial-in number for the conference call is 415-228-3912, and a replay will be available on telephone number 203-369-1957 until May 24 2014. The pass code is Q1. A live web cast of the conference call and a replay can also be heard by accessing the investor relations section on the Company’s website at www.orbotech.com.

About Orbotech Ltd.

Orbotech Ltd. (NASDAQ/GSM: ORBK) has been at the cutting edge of the electronics industry supply chain, as an innovator of enabling technologies used in the manufacture of the world’s most sophisticated consumer and industrial products, for over 30 years. The Company is a leading provider of yield-enhancing and production solutions, primarily for manufacturers of printed circuit boards, flat panel displays and other electronic components. Today, virtually every electronic device is produced using Orbotech technology. The Company also applies its core expertise and resources in other advanced technology areas, including character recognition for check and forms processing and solar photovoltaic manufacturing. Headquartered in Israel and operating from multiple locations internationally, Orbotech’s highly talented and inter-disciplinary professionals design, manufacture, sell and service the Company’s end-to-end portfolio of solutions for the benefit of customers the world over. For more information please see the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov. and visit the Company’s corporate website at www.orbotech.com. The corporate website is not incorporated herein by reference and is included as an inactive textual reference only.

Cautionary Statement Regarding Forward-Looking Statements

Except for historical information, the matters discussed in this press release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, future prospects, developments and business strategies and involve certain risks and uncertainties. The words “anticipate,” “believe,” “could,” “will,” “plan,” “expect” and “would” and similar terms and phrases, including references to assumptions, have been used in this press release to identify forward-looking statements. These forward-looking statements are made based on management’s expectations and beliefs concerning future events affecting Orbotech and are subject to uncertainties and factors relating to its operations and business environment, all of which are difficult to predict and many of which are beyond the Company’s control. Many factors could cause the actual results to differ materially from those projected including, without limitation, the timing, terms and success of any strategic or other transaction, cyclicality in the industries in which the Company operates, the Company’s production capacity, timing and occurrence of product acceptance (the Company defines ‘bookings’ as purchase arrangements with customers that are based on mutually agreed terms which, in some cases, may still be subject to completion of written documentation and may be changed or cancelled by the customer, often without penalty), fluctuations in product mix, worldwide economic conditions generally, especially in the industries in which the Company operates, the timing and strength of product and service offerings by the Company and its competitors, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis, the level of consumer demand for sophisticated devices such as smartphones, tablets and other electronic devices, the final outcome and impact of the criminal matter and ongoing investigation in Korea, including its impact on existing or future business opportunities in Korea and elsewhere, any civil actions related to the Korean matter brought by third parties, including the Company’s customers, which may result in monetary judgments or settlements, expenses associated with the Korean matter and other risks detailed in the Company’s SEC reports, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2013, and subsequent SEC filings. The Company assumes no obligation to update the information in this press release to reflect new information, future events or otherwise, except as required by law.

ORBOTECH LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

AT MARCH 31, 2014

	March 31 2014	December 31 2013
	U. S. dollars in thousands
Assets

CURRENT ASSETS:
Cash and cash equivalents	151,642	161,155
Short-term bank deposits	42,174	38,650
Marketable securities	5,133	5,265
Accounts receivable:
Trade	190,026	198,203
Other	30,888	31,546
Deferred income taxes	8,253	8,094
Inventories	100,993	93,938

Total current assets	529,109	536,851

INVESTMENTS AND NON-CURRENT ASSETS:
Marketable securities	12,637	13,106
Funds in respect of employee rights upon retirement	11,042	11,024
Deferred income taxes	14,714	15,130
Equity method investee and other receivable	9,845	9,911

	48,238	49,171

PROPERTY, PLANT AND EQUIPMENT, net	28,633	27,715

GOODWILL	12,444	12,444

OTHER INTANGIBLE ASSETS, net	9,392	10,401

	627,816	636,582

Liabilities and equity

CURRENT LIABILITIES:
Accounts payable and accruals:
Trade	40,511	43,663
Other	50,629	55,482
Deferred income	21,366	24,854

Total current liabilities	112,506	123,999

LONG-TERM LIABILITIES:
Liability for employee rights upon retirement	24,955	25,845
Deferred income taxes	2,406	2,406
Other tax liabilities	14,610	17,178

Total long-term liabilities	41,971	45,429

Total liabilities	154,477	169,428

EQUITY:
Share capital	2,141	2,124
Additional paid-in capital	285,467	281,159
Retained earnings	274,857	268,570
Accumulated other comprehensive income	77	409

	562,542	552,262
Less treasury shares, at cost	(89,120)	(84,946)

Total Orbotech Ltd. shareholders’ equity	473,422	467,316
Non-controlling interest	(83)	(162)

Total equity	473,339	467,154

	627,816	636,582

ORBOTECH LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2014

	3 months ended March 3 1		12 months ended December 31
	2014	2013	2013
REVENUES	104,793	95,477	439,995
COST OF REVENUES	59,136	55,347	248,455
WRITE-DOWN OF INVENTORIES

GROSS PROFIT	45,657	40,130	191,540
RESEARCH AND DEVELOPMENT COSTS - net	18,461	16,314	69,573
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	19,592	17,262	75,948
EQUITY IN EARNINGS OF FRONTLINE	(1,504)	(1,183)	(5,553)
AMORTIZATION OF INTANGIBLE ASSETS	1,010	1,010	4,041
RESTRUCTURING CHARGES
IMPAIRMENT OF INTANGIBLE ASSETS

OPERATING INCOME	8,098	6,727	47,531
FINANCIAL EXPENSES - net	327	678	1,191

INCOME FROM OPERATIONS BEFORE TAXES ON INCOME	7,771	6,049	46,340
TAXES ON INCOME	1,350	1,164	6,927

	6,421	4,885	39,413
SHARE IN LOSSES OF ASSOCIATED COMPANY	69	45	252

NET INCOME	6,352	4,840	39,161
NET INCOME (LOSS) ATTRIBUTABLE TO THE NON-CONTROLLING INTEREST	65	(171)	(840)

NET INCOME ATTRIBUTABLE TO ORBOTECH LTD.	6,287	5,011	40,001

EARNINGS PER SHARE:
INCOME FROM OPERATIONS:
BASIC	$0.15	$0.12	$0.94

DILUTED	$0.15	$0.11	$0.92

WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF EARNINGS PER SHARE - IN THOUSANDS:
BASIC	41,842	43,321	42,571

DILUTED	42,835	43,739	43,253

ORBOTECH LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2014

	3 months ended March 31		12 months ended December 31
	2014	2013	2013
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	6,352	4,840	39,161
Adjustment to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,471	2,812	13,261
Impairment of Intangible assets
Compensation relating to equity awards granted to employees and others - net	816	773	3,182
Increase (decrease) in liability for employee rights upon retirement	(890)	(640)	624
Deferred income taxes	257	(53)	(1,558)
Non-cash expenses in respect of restructuring
Amortization of premium and accretion of discount on marketable Securities, net	157	91	554
Equity in earnings of Frontline, net of dividend received	(195)	902	446
Other	207	246	268
Decrease (increase) in accounts receivable:
Trade	8,177	(15,483)	(33,721)
Other	606	(1,031)	(2,954)
Increase (decrease) in accounts payable and accruals:
Trade	(3,152)	(4,058)	11,377
Deferred income and other	(10,718)	(1,361)	15,511
Decrease (increase) in inventories	(7,055)	6,251	(190)

Net cash provided by (used in) operating activities	(1,967)	(6,711)	45,961

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(3,574)	(3,361)	(12,978)
Withdraw (placement) of bank deposits	(3,524)	(10,986)	(35,636)
Purchase of marketable securities	(2,490)	(570)	(9,936)
Redemption of marketable securities	2,755	306	6,037
Investment in equity method investee			(2,250)
Proceeds from disposal of property, plant and equipment	9		39
Increase in funds in respect of employee rights upon retirement	(71)	(63)	(262)

Net cash used in investing activities	(6,895)	(14,674)	(54,986)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of long-term bank loan		(40,000)	(64,000)
Employee stock options exercised	3,523	273	3,312
Acquisition of treasury shares	(4,174)	(2,208)	(25,795)

Net cash used in financing activities	(651)	(41,935)	(86,483)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(9,513)	(63,320)	(95,508)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	161,155	256,663	256,663

CASH AND CASH EQUIVALENTS AT END OF PERIOD	151,642	193,343	161,155

ORBOTECH LTD.

RECONCILIATION OF GAAP TO NON-GAAP RESULTS FROM CONTINUING OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2014

	3 months ended March 31		12 months ended December 31
	2014	2013	2013
	U.S. dollars in thousands (except per share data)
Reported operating income on GAAP basis	8,098	6,727	47,531

Equity based compensation expenses	816	773	3,182
Amortization of intangible assets	1,010	1,010	4,041

Non-GAAP operating income	9,924	8,510	54,754

Reported net income attributable to Orbotech Ltd. on GAAP basis	6,287	5,011	40,001

Equity based compensation expenses	816	773	3,182
Amortization of intangible assets	1,010	1,010	4,041
Share in losses of associated company	69	45	252

Non-GAAP net income from operations	8,182	6,839	47,476

Non-GAAP earnings per diluted share	$0.19	$0.16	$1.10

Shares used in earnings per diluted share calculation-in thousands	42,835	43,739	43,253

Non-GAAP Financial Measures

Non-GAAP net income, non-GAAP net income from continuing operations and non-GAAP net income from continuing operations per share detailed in the Reconciliation exclude charges, income or losses, as applicable, related to one or more of the following: (i) equity-based compensation expenses; (ii) certain items associated with acquisitions, including amortization and impairment of intangibles; (iii) discontinued operations; (iv) restructuring charges; and/or (v) share in losses of associated company. Management uses these non-GAAP measures to evaluate the Company’s operating and financial performance in light of business objectives and for planning purposes. These measures are not in accordance with GAAP and may differ from non-GAAP methods of accounting and reporting used by other companies. Orbotech believes that these measures enhance investors’ ability to review the Company’s business from the same perspective as the Company’s management and facilitate comparisons with results for prior periods. The presentation of this additional non-GAAP information should not be considered in isolation or as a substitute for net income; net income attributable to Orbotech Ltd. or earnings per share prepared in accordance with GAAP, and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. The reasons why management uses these measures, the usefulness of these measures and the material limitations on the usefulness of these measures are set forth below. For a detailed explanation of the adjustments made to comparable GAAP measures, please see the Reconciliation.

To supplement the Company’s financial results presented on a GAAP basis, the Company uses the non-GAAP measures indicated in the Reconciliation, which exclude equity based compensation expenses, amortization of intangible assets, in-process research and development charges, share in losses/profits of associated companies and impairment and restructuring charges, as well as certain financial expenses and non-recurring income items that are believed to be helpful in understanding and comparing past operating and financial performance with current results. However, the non-GAAP measures presented are subject to limitations as an analytical tool because they exclude certain recurring items (such as equity compensation and amortization of intangible assets) as described below and because they do not reflect certain cash expenditures that are required to operate the Company’s business, such as interest expense and taxes. Accordingly, these non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. Management regularly utilizes supplemental non-GAAP financial measures internally to understand, manage and evaluate the Company’s business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods.

The effect of equity-based compensation expenses has been excluded from the non-GAAP measures. Although equity-based compensation is a key incentive offered to employees, and the Company believes such compensation contributed to the revenues earned during the periods presented and also believes it will contribute to the generation of future period revenues, the Company continues to evaluate its business performance excluding equity based compensation expenses. Equity-based compensation expenses will recur in future periods.

The effects of amortization of intangible assets have also been excluded from the measures. This item is inconsistent in amount and frequency and is significantly affected by the timing and size of acquisitions. Investors should note that the use of intangible assets contributed to revenues earned during the periods presented and will contribute to future period revenues as well. Amortization of intangible assets will recur in future periods and the Company may be required to record additional impairment charges in the future. The Company believes that it is useful for investors to understand the effects of these items on total operating expenses. For more information about these items, see the Reconciliation and the Company’s Annual Report on Form 20-F filed with the SEC for the year ended December 31, 2013.

COMPANY CONTACTS:
Adrian Auman	Michelle Harnish
Corporate Vice President Investor Relations and Special Projects	Marketing Communications Manager Orbotech, Inc.
Orbotech Ltd.	+1-603-289-7937
+972-8-942-3560

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.

(Registrant)

By:	/s/ Doron Abramovitch
Doron Abramovitch
Corporate Vice President and
Chief Financial Officer

Date: May 5, 2014